May 9, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Stacie Gorman
Pam Howell

Re:	TMT Acquisition Corp
Amendment No. 5 to Registration Statement on Form S-1
Filed April 21, 2022
File No. 333-259879

Dear Ms. Gorman:

On behalf of TMT Acquisition Corp, a Cayman Islands company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 to Registration Statement on Form S-1 (the “Amended S-1”) in response to the comments of the staff (the “Staff”), dated May 5, 2022, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on April 21, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 5 to Registration Statement on Form S-1

Cover Page

1. We note that some of your executive officers and directors are located in or have significant ties to China/Hong Kong. Please revise the cover page to disclose that your executive officers’ and directors’ ties to China and Hong Kong may make you a less attractive partner to a non-China or non-Hong Kong based target company, and discuss the impact this could have upon your search for an initial business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to state that due to some of the Company’s executive officers and directors being located in or having significant ties to China (including Hong Kong), the Company may be a less attractive partner to non-PRC or non-Hong Kong based target companies. Therefore, this may make it more difficult for the Company to complete an initial business combination with a target company within 12 months from the closing of this offering (or up to 21 months from the closing of this offering if we extend the period of time to consummate a business combination by the full amount of time, as described in more detail in this prospectus).

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212 500 Fifth Avenue, Suite 938, New York 10110 NYC Office: 646.861.7891 CA Office: 818.930.5686 www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

May 9, 2022

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Liang Shih
Liang Shih

cc:	Dajiang Guo
Chief Executive Officer
TMT Acquisition Corp

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212 500 Fifth Avenue, Suite 938, New York 10110 NYC Office: 646.861.7891 CA Office: 818.930.5686 www.cronelawgroup.com